Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER 2022

AND AUDITED FINANCIAL RESULTS FOR FULL YEAR 2022

SHANGHAI, March 28, 2023 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the fourth quarter of 2022 and the audited financial results for the full year ended December 31, 2022.

FOURTH QUARTER 2022 FINANCIAL HIGHLIGHTS

●	Net revenues for the fourth quarter of 2022 were RMB882.1 million (US$127.9 million), a 30.0% decrease from the corresponding period in 2021, mainly due to 1) decreases in one-time commissions, as less insurance products distributed compared with last year and 2) less performance based income generated from public securities products and offshore private equity products amid market volatilities. Net revenues increased by 28.9% compared with the third quarter of 2022, mainly due to an increase in distribution of insurance products and performance-based income.

(RMB millions, except percentages)	Q4 2021	Q4 2022	YoY Change
Wealth management	969.3	646.9	(33.3)%
Asset management	273.8	223.2	(18.5)%
Other businesses	17.0	12.0	(29.2)%
Total net revenues	1,260.1	882.1	(30.0)%

●	Income from operations for the fourth quarter of 2022 was RMB219.7 million (US$31.9 million), a 66.1% increase from the corresponding period in 2021, as we recorded RMB85.6 million credit loss for our other business in the fourth quarter of 2021; income from operations decreased by 5.2% compared with the third quarter of 2022, primarily due to an increase in selling expenses and provision for credit losses.

(RMB millions, except percentages)	Q4 2021	Q4 2022	YoY Change
Wealth management	183.6	179.1	(2.5)%
Asset management	80.8	93.5	15.8%
Other businesses	(132.1)	(52.9)	(60.0)%
Total income from operations	132.3	219.7	66.1%

●

Net income attributable to Noah shareholders for the fourth quarter of 2022 was RMB139.9 million (US$20.3 million), a 50.3% decrease from the corresponding period in 2021, due to a 30.0% decrease in net revenues and a 23.3% decrease from the third quarter of 2022, due to a provision of contingent litigation expenses related to the first-instance ruling disclosed in December 12, 2022.

●

Non-GAAP[1] net income attributable to Noah shareholders for the fourth quarter of 2022 was RMB149.2 million (US$21.6 million), a 48.5% decrease from the corresponding period in 2021, and a 21.9% decrease from the third quarter of 2022.

FULL YEAR 2022 FINANCIAL HIGHLIGHTS

●	Net revenues in the full year 2022 was RMB3,100.4 million (US$449.5 million), a 27.8% decrease from the full year 2021, mainly due to decreases in one-time commissions and performance-based income.

(RMB millions, except percentages)	FY 2021	FY 2022	YoY Change
Wealth management	3,194.9	2,200.0	(31.1)%
Asset management	1,041.5	834.5	(19.9)%
Other businesses	56.7	65.9	16.2%
Total net revenues	4,293.1	3,100.4	(27.8)%

●	Income from operations in the full year 2022 was RMB1,088.4 million (US$157.8 million), a 9.2% decrease from the full year 2021.

(RMB millions, except percentages)	FY 2021	FY 2022	YoY Change
Wealth management	921.5	741.4	(19.5)%
Asset management	485.2	447.8	(7.7)%
Other businesses	(207.8)	(100.8)	(51.5)%
Total income from operations	1,198.9	1,088.4	(9.2)%

●

Net income attributable to Noah shareholders in the full year 2022 was RMB976.6 million (US$141.6 million), a 25.7% decrease compared with full year 2021, due to decreases in net revenue and income from equity in affiliates amid market volatilities.

●	Non-GAAP net income attributable to Noah shareholders in the full year 2022 was RMB1,008.6 million (US$146.2 million), a 26.5% decrease from the full year 2021.

FOURTH QUARTER AND FULL YEAR 2022 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

●	Total number of registered clients as of December 31, 2022 was 437,288, a 6.1% increase from December 31, 2021 and a 0.9% increase compared with September 30, 2022.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expense and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

●	Total number of active clients[2] who transacted with us during the fourth quarter of 2022 was 12,904, a 26.1% decrease from the fourth quarter of 2021, and a 43.0% decrease from the third quarter of 2022. Total number of active clients who transacted with us during the full year 2022 was 35,877, a 16.1% decrease from the full year 2021.

●	Aggregate value of investment products distributed during the fourth quarter of 2022 was RMB18.0 billion (US$2.6 billion), a 14.5% decrease from the corresponding period in 2021, mainly due to a decrease in the distribution of private secondary products due to the volatile secondary market.

	Three months ended December 31,
Product type	2021		2022

	(RMB in billions, except percentages)
Mutual fund products	10.2	48.5%	12.2	67.7%
Private secondary products	6.7	31.6%	3.4	18.7%
Private equity products	3.0	14.5%	1.4	8.0%
Other products[3]	1.1	5.4%	1.0	5.6%
All products	21.0	100.0%	18.0	100.0%

●	Aggregate value of investment products distributed during the full year 2022 was RMB70.3 billion (US$10.2 billion), a 27.7% decrease from the full year 2021, mainly due to a decrease in the distribution of private secondary products.

	Twelve months ended December 31,
Product type	2021		2022

	(RMB in billions, except percentages)
Mutual fund products	37.1	38.2%	43.1	61.4%
Private secondary products	37.8	38.9%	13.1	18.6%
Private equity products	18.1	18.6%	11.1	15.7%
Other products	4.2	4.3%	3.0	4.3%
All products	97.2	100.0%	70.3	100.0%

●	Coverage network in mainland China included 75 cities as of December 31, 2022, compared with 76 cities as of September 30, 2022, and 84 cities as of December 31, 2021.

●	Number of relationship managers was 1,276 as of December 31, 2022, a 1.5% increase from September 30, 2022, and a 3.0% decrease from December 31, 2021.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB and other currencies.

2 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

●	Total assets under management as of December 31, 2022 remained relatively stable in the amount of RMB157.1 billion (US$22.8 billion), compared with RMB156.2 billion as of September 30, 2022 and RMB156.0 billion as of December 31, 2021.

Investment type	As of September 30, 2022		Growth	Distribution/ Redemption	As of December 31, 2022

	(RMB billions, except percentages)
Private equity	132.8	85.0%	1.4	1.1	133.1	84.7%
Public securities[4]	10.2	6.5%	1.3	0.5	11.0	7.0%
Real estate	6.7	4.3%	0.2	0.1	6.8	4.3%
Multi-strategies	5.1	3.3%	-	0.3	4.8	3.1%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	156.2	100.0%	2.9	2.0	157.1	100.0%

Investment type	As of December 31, 2021		Growth	Distribution/ Redemption	As of December 31, 2022

	(RMB billions, except percentages)
Private equity	130.9	83.9%	11.0	8.8	133.1	84.7%
Public securities	11.2	7.2%	2.1	2.3	11.0	7.0%
Real estate	6.6	4.3%	1.4	1.2	6.8	4.3%
Multi-strategies	5.9	3.8%	-	1.1	4.8	3.1%
Others	1.4	0.8%	-	-	1.4	0.9%
All Investments	156.0	100.0%	14.5	13.4	157.1	100.0%

Other Businesses

Our other businesses mainly aim to provide more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “I’m happy to report that our voluntary conversion to dual-primary listing in Hong Kong has been successfully completed, fully mitigating the ADR delisting risk. In the fourth quarter of 2022, we continued to see challenges in the domestic economy brought by the Covid-19 pandemic. Nevertheless, net revenues grew 28.9% quarter-on-quarter, supported by a 169.4% increase in one-time commissions and 191.1% increase in performance based income quarter-on-quarter. Despite a challenging capital markets environment, non-GAAP net income attributable to Noah shareholders for the full year was RMB1.0 billion, in-line with our annual guidance. Furthermore, The Board has approved an annual dividend of approximately RMB176.5 million (US$25.6 million) in total, which is equivalent to around 17.5% of our unaudited annual non-GAAP net income attributable to Noah shareholders. The annual dividend payment plan will be reviewed during and announced after the Annual General Meeting, which is expected to be held in June 2023.”

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

FOURTH QUARTER 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2022 were RMB882.1 million (US$127.9 million), a 30.0% decrease from the corresponding period in 2021, primarily driven by decreased one-time commissions and performance-based income.

●	Wealth Management Business

●	Net revenues from one-time commissions for the fourth quarter of 2022 were RMB266.1 million (US$38.6 million), a 43.6% decrease from the corresponding period in 2021, due to a decrease in insurance products distributed in fourth quarter of 2022.

●	Net revenues from recurring service fees for the fourth quarter of 2022 were RMB318.6 million (US$46.2 million), a 23.6% decrease from the corresponding period in 2021. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates in the fourth quarter of 2021.

●	Net revenues from performance-based income for the fourth quarter of 2022 were RMB14.1 million (US$2.0 million), compared with RMB47.7 million from the corresponding period of 2021, primarily due to a decrease in performance-based income from public securities products and offshore private equity fund products.

●	Net revenues from other service fees for the fourth quarter of 2022 were RMB48.1 million (US$7.0 million), a 47.4% increase from the corresponding period in 2021, primarily due to more value-added services Noah offers to its high net worth clients.

● Asset Management Business

●	Net revenues from recurring service fees for the fourth quarter of 2022 were RMB153.6 million (US$22.3 million), an 8.9% increase from the corresponding period in 2021, due to an increase in the amount of private equity investments managed by Gopher.

●	Net revenues from performance-based income for the fourth quarter of 2022 were RMB66.3 million (US$9.6 million), a 47.1% decrease from the corresponding period in 2021, primarily due to a decrease in performance-based income from offshore private equity investments managed by Gopher.

●	Other Businesses

●	Net revenues for the fourth quarter of 2022 were RMB12.0 million (US$1.7 million), compared with RMB17.0 million in the corresponding period in 2021.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2022 were RMB662.3 million (US$96.0 million), a 41.3% decrease from the corresponding period in 2021. Operating costs and expenses primarily consisted of compensation and benefits of RMB383.1 million (US$55.6 million), selling expenses of RMB142.8 million (US$20.7 million), general and administrative expenses of RMB84.0 million (US$12.2 million), provision of credit losses of RMB19.8 million (US$2.9 million) and other operating expenses of RMB38.3 million (US$5.5 million).

●	Operating costs and expenses for the wealth management business for the fourth quarter of 2022 were RMB467.8 million (US$67.8 million), a 40.5% decrease from the corresponding period in 2021, primarily due to a decrease in relationship manager compensation, which is in line with decreased transaction value and a decrease in general and administrative expenses due to our cost control measures implemented.

●	Operating costs and expenses for the asset management business for the fourth quarter of 2022 were RMB129.6 million (US$18.8 million), a 32.9% decrease from the corresponding period in 2021, primarily due to less performance fee compensation and less provision for credit losses.

●	Operating costs and expenses for other businesses for the fourth quarter of 2022 were RMB64.9 million (US$9.4 million), a 56.5% decrease from the corresponding period in 2021, due to less credit losses recorded.

Operating Margin

Operating margin for the fourth quarter of 2022 was 24.9%, compared with 10.5% for the corresponding period in 2021.

●	Operating margin for the wealth management business for the fourth quarter of 2022 was 27.7%, compared with 18.9% for the corresponding period in 2021, due to less general and administrative expenses incurred due to our cost control measures implemented.

●	Operating margin for the asset management business for the fourth quarter of 2022 was 41.9%, compared with 29.5% for the corresponding period in 2021, due to less performance fee compensation recorded in 2022.

●	Loss from other businesses for the fourth quarter of 2022 was RMB52.9 million (US$7.7 million), compared with RMB132.1 million in the corresponding period of 2021, primarily due to decreased provision for credit losses.

Investment Income

Investment income for the fourth quarter of 2022 was RMB62.2 million (US$9.0 million), compared with investment income of RMB3.5 million for the corresponding period in 2021, primarily due to unrealized gains of fair value changes from our certain equity investments.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2022 were RMB60.5 million (US$8.8 million), a 71.3% increase from the corresponding period in 2021, primarily due to higher taxable income as well as dividend tax accrued in the fourth quarter of 2022.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2022 was RMB12.3 million (US$1.8 million), compared with RMB160.5 million for the corresponding period in 2021, primarily due to the decrease in net income of the funds of funds that we manage and invest in as the general partner or fund manager.

Net Income

●	Net Income

●	Net income for the fourth quarter of 2022 was RMB140.5 million (US$20.4 million), a 48.7% decrease from the corresponding period in 2021.

●

Net margin for the fourth quarter of 2022 was 15.9%, down from 21.7% for the corresponding period in 2021, due to less income from equity affiliates recorded compared with corresponding period in 2021.

●	Net income attributable to Noah shareholders for the fourth quarter of 2022 was RMB139.9 million (US$20.3 million), a 50.3% decrease from the corresponding period in 2021.

●	Net margin attributable to Noah shareholders for the fourth quarter of 2022 was 15.9%, down from 22.3% for the corresponding period in 2021.

●

Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2022 was RMB2.01 (US$0.29) and RMB2.01 (US$0.29), respectively, down from RMB4.18 and RMB4.16 respectively, for the corresponding period in 2021.

●	Non-GAAP Net Income Attributable to Noah Shareholders

●	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2022 was RMB149.2 million (US$21.6 million), a 48.5% decrease from the corresponding period in 2021.

●	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2022 was 16.9%, down from 23.0% for the corresponding period in 2021

●	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2022 was RMB2.14 (US$0.31), down from RMB4.28 for the corresponding period in 2021.

FULL YEAR 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2022 were RMB3,100.4 million (US$449.5 million), a 27.8% decrease from the full year 2021, primarily due to a decrease in one-time commissions and performance-based income.

●	Wealth Management Business

●	Net revenues from one-time commissions for 2022 were RMB628.6 million (US$91.1 million), a 46.5% decrease from 2021, primarily due to less insurance products distributed.

●	Net revenues from recurring service fees for 2022 were RMB1,226.5 million (US$177.8 million), a 16.1% decrease from 2021. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates for the full year 2021.

●	Net revenues from performance-based income for 2022 were RMB201.5 million (US$29.2 million), a 56.8% decrease from 2021, primarily due to a decrease in performance-based income from public securities products and private equity fund products.

●	Net revenues from other service fees for 2022 were RMB143.4 million (US$20.8 million), a 56.1% increase from 2021, primarily due to more value-added services Noah offers to its high net worth clients.

●	Asset Management Business

●	Net revenues from recurring service fees for 2022 were RMB678.3 million (US$98.4 million), a 6.6% increase from 2021.

●	Net revenues from performance-based income for 2022 were RMB106.5 million (US$15.4 million), a 66.0% decrease from 2021, primarily due to a decrease in performance-based income from private equity fund products.

●	Other Businesses

●	Net revenues for 2022 were RMB65.9 million (US$9.6 million), a 16.2% increase from 2021.

Operating costs and expenses

Operating costs and expenses for 2022 were RMB2,011.9 million (US$291.7 million), a 35.0% decrease from the full year 2021. Operating costs and expenses for the full year 2022 primarily consisted of compensation and benefits of RMB1,441.9 million (US$209.1 million), selling expenses of RMB349.0 million (US$50.6 million), general and administrative expenses of RMB235.3 million (US$34.1 million), reversal of credit losses of RMB0.4 million (US$0.1 million) and other operating expenses of RMB115.7 million (US$16.8 million).

●	Operating costs and expenses for the wealth management business for 2022 were RMB1,458.5 million (US$211.5 million), a 35.8% decrease from 2021, primarily due to a decrease in compensation and benefits, as well as general and administrative expenses.

●	Operating costs and expenses for the asset management business for 2022 were RMB386.6 million (US$56.1 million), a 30.5% decrease from 2021, primarily due to a decrease in compensation and benefits, as well as general and administrative expenses.

●	Operating costs and expenses for other businesses for 2022 were RMB166.8 million (US$24.2million), a 37.0% decrease from 2021, primarily due to a decrease in provision for credit losses.

Operating Margin

Operating margin for the full year 2022 was 35.1%, compared to 27.9% for the full year 2021.

●	Operating margin for the wealth management business for 2022 was 33.7%, compared to 28.8% for 2021, mainly due to cost control measures implemented.

●	Operating margin for the asset management business for 2022 was 53.7%, compared to 46.6% for 2021, mainly due to cost control measures implemented.

●	Loss from other businesses for 2022 was RMB100.8 million (US$14.6 million), compared with RMB207.8 million for 2021, due to decreased provision of credit losses.

Investment Income

Investment income for the full year 2022 was RMB85.6 million (US$12.4 million), a 30.8% increase from the full year 2021, primarily due to unrealized gains of fair value changes from our certain equity investments.

Income Tax Expenses

Income tax expenses for the full year 2022 were RMB267.1 million (US$38.7 million), a 9.1% decrease from the full year 2021, primarily due to less taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the full year 2022 was RMB89.1 million (US$12.9 million), compared with RMB302.0 million in the corresponding period in 2021, primarily due to less income recognized from the funds of funds that we manage and invest in as the general partner or fund manager.

Net Income

●	Net Income

●	Net income for the full year 2022 was RMB971.6 million (US$140.9 million), a 25.6% decrease from the full year 2021.

●	Net margin for the full year 2022 was 31.3%, up from 30.4% for the corresponding period in 2021.

●	Net income attributable to Noah shareholders for the full year 2022 was RMB976.6 million (US$141.6 million), a 25.7% decrease from the full year 2021.

●	Net margin attributable to Noah shareholders for the full year 2022 was 31.5%, up from 30.6% for the full year 2021.

●

Net income attributable to Noah shareholders per basic and diluted ADS for the full year 2022 was RMB14.29 (US$2.07) and RMB14.28 (US$2.07), respectively, down from RMB19.56 and RMB19.45, respectively, for the corresponding period in 2021.

●	Non-GAAP Net Income Attributable to Noah Shareholders

●	Non-GAAP net income attributable to Noah shareholders for the full year 2022 was RMB1,008.6 million (US$146.2 million), a 26.5% decrease from the full year 2021.

●	Non-GAAP net margin attributable to Noah shareholders for the full year 2022 was 32.5%, up from 32.0% for the full year 2021.

●	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2022 was RMB14.75 (US$2.14), down from RMB20.32 for the full year 2021.

BALANCE SHEET AND CASH FLOW

As of December 31, 2022, the Company had RMB4,403.9 million (US$638.5 million) in cash and cash equivalents, compared with RMB3,404.6 million as of December 31, 2021 and RMB4,312.8 million as of September 30, 2022.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2022 was RMB33.0 million (US$4.8 million), compared to RMB659.2 million in the corresponding period in 2021, primarily due to the reclassification of trading debt products from cash and cash equivalents to short term investments in the fourth quarter of 2022. Net cash inflow from the Company’s operating activities during the full year 2022 was RMB632.9 million (US$91.8 million), compared to RMB1,521.8 million during the full year 2021, the variance was mainly due to a decrease in net income.

Net cash inflow from the Company’s investing activities during the fourth quarter of 2022 was RMB58.3 million (US$8.5 million), compared to net cash outflow of RMB67.4 million in the corresponding period in 2021. Net cash inflow from the Company’s investing activities during the full year 2022 was RMB74.3 million (US$10.8 million), compared to net cash outflow of RMB2,572.1 million during the full year 2021, the cash outflow in 2021 was mainly due to cash payment for the acquisition of our new headquarter.

Net cash inflow from the Company’s financing activities was RMB8.0 million (US$1.2 million) in the fourth quarter of 2022, compared to net cash inflow of RMB20.9 million in the corresponding period in 2021. Net cash inflow from the Company’s financing activities during the full year 2022 was RMB233.8 million (US$33.9 million), compared to net cash outflow of RMB513.1 million during the full year 2021. The cash inflow for 2022 was mainly due to net proceeds from our initial public offering and listing in Hong Kong, and the cash outflow in 2021 was mainly due to the share repurchase program.

RECENT DEVELOPMENT

Silicon Valley Bank (“SVB”) Receivership

As disclosed in the Form 6-K furnished with the SEC on March 13, 2023 (the “Press Release”), Noah informed its investors that its exposure to any liquidity concern as a result of the SVB’s Receivership (as defined in the Press Release) is immaterial and that it has taken necessary measures to protect against or minimize the potential impact of the SVB’s Receivership on the investment funds for which Noah acts as general partner or fund manager.

As of the date of this press release, Noah has transferred out all its cash and cash equivalents previously deposited with SVB. In addition, as general partner or fund manager, Noah has also transferred out all funds cash balances from SVB to their designated accounts. As a result, Noah has no remaining exposure to the SVB Receivership.

Resignation of Senior Management Member

Mr. Jin Chen resigned from his position as the chief executive officer of Noah Digital International, effective on March 15, 2023, due to personal reasons. Mr. Chen will assist the Company in achieving a smooth transition of his job responsibilities. His resignation was not a result of any disagreements with the Company.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter unaudited financial results and full year 2022 audited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Zoom webinar details

Conference title	Noah Holdings 4Q22 Earnings Conference Call
Date/Time	Monday, March 27, 2023 at 8:00 p.m., U.S. Eastern Time Tuesday, March 28, 2023 at 8:00 a.m., Hong Kong Time
Meeting ID:	910 2002 0524
Meeting Passcode:	Noah4Q22
Dial in
- New York:	+1 929 205 6099
- Hong Kong:	+852 3709 4942
- London:	+44 207 660 2677
- Singapore:	+65 6347 5852

A replay will be available on the same day of the conference call until April 18, 2023 at the Company's investor relations website under the Quarterly Results section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expense and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the full year 2022, Noah distributed RMB70.3 billion (US$10.2 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB157.1 billion (US$22.8 billion) as of December 31, 2022.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah’s network covers 75 cities in mainland China, as well as Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,276 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 437,288 registered clients as of December 31, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2022 and audited financial results for the full year ended December 31, 2022 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8372

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited
Condensed Consolidated Balance Sheets
	As of
	September 30, 2022	December 31, 2022	December 31, 2022
	(Unaudited)	(Audited)	(Audited)
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,312,827	4,403,915	638,508
Restricted cash	10,311	23,203	3,364
Short-term investments	98,770	315,979	45,813
Accounts receivable, net	426,900	498,106	72,219
Loans receivable, net	566,933	465,780	67,532
Amounts due from related parties	424,821	443,424	64,290
Other current assets	184,506	166,739	24,175
Total current assets	6,025,068	6,317,146	915,901
Long-term investments, net	723,902	774,095	112,232
Investment in affiliates	1,516,292	1,491,820	216,293
Property and equipment, net	2,497,558	2,486,317	360,482
Operating lease right-of-use assets, net	189,906	168,192	24,386
Deferred tax assets	333,522	436,441	63,278
Other non-current assets	160,059	124,124	17,996
Total Assets	11,446,307	11,798,135	1,710,568

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	543,435	668,953	96,989
Income tax payable	69,214	126,848	18,391
Deferred revenues	81,602	67,967	9,854
Contingent liabilities	483,727	568,018	82,355
Other current liabilities	458,079	473,175	68,604
Total current liabilities	1,636,057	1,904,961	276,193
Operating lease liabilities, non-current	101,110	83,171	12,059
Deferred tax liabilities	231,589	249,768	36,213
Other non-current liabilities	76,330	59,760	8,664
Total Liabilities	2,045,086	2,297,660	333,129
Equity	9,401,221	9,500,475	1,377,439
Total Liabilities and Equity	11,446,307	11,798,135	1,710,568

13

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	472,566	266,592	38,652	(43.6)%
Recurring service fees	214,835	195,872	28,399	(8.8)%
Performance-based income	42,115	13,998	2,030	(66.8)%
Other service fees	54,296	60,870	8,825	12.1%
Total revenues from others	783,812	537,332	77,906	(31.4)%
Revenues from funds Gopher manages:
One-time commissions	9,886	3,915	568	(60.4)%
Recurring service fees	346,747	278,376	40,361	(19.7)%
Performance-based income	131,988	66,819	9,688	(49.4)%
Total revenues from funds Gopher manages	488,621	349,110	50,617	(28.6)%
Total revenues	1,272,433	886,442	128,523	(30.3)%
Less: VAT related surcharges	(12,379)	(4,372)	(634)	(64.7)%
Net revenues	1,260,054	882,070	127,889	(30.0)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(382,160)	(146,662)	(21,264)	(61.6)%
Others	(349,004)	(236,484)	(34,287)	(32.2)%
Total compensation and benefits	(731,164)	(383,146)	(55,551)	(47.6)%
Selling expenses	(139,906)	(142,806)	(20,705)	2.1%
General and administrative expenses	(148,015)	(83,952)	(12,172)	(43.3)%
Provision for credit losses	(100,858)	(19,836)	(2,876)	(80.3)%
Other operating expenses	(19,644)	(38,257)	(5,547)	94.8%
Government grants	11,821	5,665	821	(52.1)%
Total operating costs and expenses	(1,127,766)	(662,332)	(96,030)	(41.3)%
Income from operations	132,288	219,738	31,859	66.1%
Other income (expense):
Interest income	14,571	14,251	2,066	(2.2)%
Investment income	3,469	62,240	9,024	1,694.2%
Settlement reversal	719	-	-	N.A.
Contingent litigation expenses	-	(99,000)	(14,354)	N.A.
Other expense	(2,313)	(8,507)	(1,233)	267.8%
Total other income (expense)	16,446	(31,016)	(4,497)	N.A.
Income before taxes and income from equity in affiliates	148,734	188,722	27,362	26.9%
Income tax expense	(35,329)	(60,530)	(8,776)	71.3%
Income from equity in affiliates	160,510	12,331	1,788	(92.3)%
Net income	273,915	140,523	20,374	(48.7)%
Less: net (loss) income attributable to non-controlling interests	(7,397)	614	89	N.A.
Net income attributable to Noah shareholders	281,312	139,909	20,285	(50.3)%

Income per ADS, basic	4.18	2.01	0.29	(51.9)%
Income per ADS, diluted	4.16	2.01	0.29	(51.7)%

Margin analysis:
Operating margin	10.5%	24.9%	24.9%
Net margin	21.7%	15.9%	15.9%

Weighted average ADS equivalent[1]:
Basic	67,348,790	69,593,068	69,593,068
Diluted	67,700,437	69,611,652	69,611,652
ADS equivalent outstanding at end of period	60,338,054	62,603,864	62,603,864

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

14

Noah Holdings Limited

Condensed Consolidated Income Statements

(Audited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	1,130,894	617,636	89,549	(45.4)%
Recurring service fees	913,700	768,980	111,492	(15.8)%
Performance-based income	391,903	184,048	26,684	(53.0)%
Other service fees	161,982	223,441	32,396	37.9%
Total revenues from others	2,598,479	1,794,105	260,121	(31.0)%
Revenues from funds Gopher manages:
One-time commissions	140,522	63,809	9,251	(54.6)%
Recurring service fees	1,195,309	1,145,435	166,072	(4.2)%
Performance-based income	392,290	125,528	18,200	(68.0)%
Total revenues from funds Gopher manages	1,728,121	1,334,772	193,523	(22.8)%
Total revenues	4,326,600	3,128,877	453,644	(27.7)%
Less: VAT related surcharges	(33,506)	(28,505)	(4,133)	(14.9)%
Net revenues	4,293,094	3,100,372	449,511	(27.8)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(920,896)	(497,147)	(72,080)	(46.0)%
Others	(1,247,984)	(944,735)	(136,974)	(24.3)%
Total compensation and benefits	(2,168,880)	(1,441,882)	(209,054)	(33.5)%
Selling expenses	(437,131)	(349,014)	(50,602)	(20.2)%
General and administrative expenses	(383,321)	(235,319)	(34,118)	(38.6)%
(Reversal of) Provision for credit losses	(112,959)	424	61	N.A.
Other operating expenses	(107,844)	(115,653)	(16,768)	7.2%
Government grants	115,939	129,521	18,779	11.7%
Total operating costs and expenses	(3,094,196)	(2,011,923)	(291,702)	(35.0)%
Income from operations	1,198,898	1,088,449	157,809	(9.2)%
Other income (expense):
Interest income	71,866	61,416	8,904	(14.5)%
Investment income	65,426	85,554	12,404	30.8%
Settlement expenses	(19,908)	-	-	N.A.
Contingent litigation expenses	-	(99,000)	(14,354)	N.A.
Other (expense) income	(18,240)	13,130	1,904	N.A.
Total other income	99,144	61,100	8,858	(38.4)%
Income before taxes and income from equity in affiliates	1,298,042	1,149,549	166,667	(11.4)%
Income tax expense	(293,940)	(267,108)	(38,727)	(9.1)%
Income from equity in affiliates	301,979	89,148	12,925	(70.5)%
Net income	1,306,081	971,589	140,865	(25.6)%
Less: net loss attributable to non-controlling interests	(8,050)	(4,982)	(722)	(38.1)%
Net income attributable to Noah shareholders	1,314,131	976,571	141,587	(25.7)%

Income per ADS, basic	19.56	14.29	2.07	(26.9)%
Income per ADS, diluted	19.45	14.28	2.07	(26.6)%
Margin analysis:
Operating margin	27.9%	35.1%	35.1%
Net margin	30.4%	31.3%	31.3%
Weighted average ADS equivalent[1]:
Basic	67,171,636	68,332,032	68,332,032
Diluted	67,563,546	68,396,142	68,396,142
ADS equivalent outstanding at end of period	60,338,054	62,603,864	62,603,864

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

15

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Net income
	273,915	140,523	20,374	(48.7)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(14,094)	(36,494)	(5,291)	159.1%
Fair value fluctuation of available for sale Investment (after tax)	(243)	-	-	N.A.
Comprehensive income	259,578	104,029	15,083	(59.9)%
Less: Comprehensive loss attributable to non-controlling interests	(7,366)	598	87	N.A.
Comprehensive income attributable to Noah shareholders	266,944	103,431	14,996	(61.3)%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(Audited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Net income
	1,306,081	971,589	140,865	(25.6)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(60,851)	137,555	19,944	N.A.
Comprehensive income	1,245,230	1,109,144	160,809	(10.9)%
Less: Comprehensive loss attributable to non-controlling interests	(8,001)	(4,895)	(710)	(38.8)%
Comprehensive income attributable to Noah shareholders	1,253,231	1,114,039	161,519	(11.1)%

16

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2021	December 31, 2022	Change
Number of registered clients	411,981	437,288	6.1%
Number of relationship managers	1,316	1,276	(3.0)%
Number of cities in mainland China under coverage	84	75	(10.7)%

	Three months ended
	December 31, 2021	December 31, 2022	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	17,456	12,904	(26.1)%
Transaction value:
Private equity products	3,041	1,452	(52.3)%
Private secondary products	6,659	3,362	(49.5)%
Mutual fund products	10,207	12,183	19.4%
Other products	1,136	1,003	(11.7)%
Total transaction value	21,043	18,000	(14.5)%

	Twelve months ended
	December 31, 2021	December 31, 2022	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	42,764	35,877	(16.1)%
Transaction value:
Private equity products	18,069	11,037	(38.9)%
Private secondary products	37,776	13,109	(65.3)%
Mutual fund products	37,169	43,133	16.0%
Other products	4,189	3,002	(28.3)%
Total transaction value	97,203	70,281	(27.7)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	266,592	-	-	266,592
Recurring service fees	195,872	-	-	195,872
Performance-based income	13,998	-	-	13,998
Other service fees	48,245	-	12,625	60,870
Total revenues from others	524,707	-	12,625	537,332
Revenues from funds Gopher manages
One-time commissions	576	3,339	-	3,915
Recurring service fees	124,040	154,336	-	278,376
Performance-based income	187	66,632	-	66,819
Total revenues from funds Gopher manages	124,803	224,307	-	349,110
Total revenues	649,510	224,307	12,625	886,442
Less: VAT related surcharges	(2,563)	(1,139)	(670)	(4,372)
Net revenues	646,947	223,168	11,955	882,070
Operating costs and expenses:
Compensation and benefits
Relationship managers	(137,016)	(9,646)	-	(146,662)
Others	(152,971)	(73,585)	(9,928)	(236,484)
Total compensation and benefits	(289,987)	(83,231)	(9,928)	(383,146)
Selling expenses	(121,259)	(20,611)	(936)	(142,806)
General and administrative expenses	(52,723)	(22,609)	(8,620)	(83,952)
Reversal of (Provision for) credit losses	249	1,068	(21,153)	(19,836)
Other operating expenses	(9,344)	(4,629)	(24,284)	(38,257)
Government grants	5,224	408	33	5,665
Total operating costs and expenses	(467,840)	(129,604)	(64,888)	(662,332)
Income (loss) from operations	179,107	93,564	(52,933)	219,738

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	472,566	-	-	472,566
Recurring service fees	214,835	-	-	214,835
Performance-based income	42,115	-	-	42,115
Other service fees	32,814	-	21,482	54,296
Total revenues from others	762,330	-	21,482	783,812
Revenues from funds Gopher manages
One-time commissions	2,488	7,398	-	9,886
Recurring service fees	204,919	141,828	-	346,747
Performance-based income	5,905	126,083	-	131,988
Total revenues from funds Gopher manages	213,312	275,309	-	488,621
Total revenues	975,642	275,309	21,482	1,272,433
Less: VAT related surcharges	(6,358)	(1,496)	(4,525)	(12,379)
Net revenues	969,284	273,813	16,957	1,260,054
Operating costs and expenses:
Compensation and benefits
Relationship managers	(371,788)	(10,372)	-	(382,160)
Others	(204,386)	(127,455)	(17,163)	(349,004)
Total compensation and benefits	(576,174)	(137,827)	(17,163)	(731,164)
Selling expenses	(112,287)	(19,709)	(7,910)	(139,906)
General and administrative expenses	(103,142)	(22,247)	(22,626)	(148,015)
Provision for credit losses	(2,691)	(12,574)	(85,593)	(100,858)
Other operating expenses	(2,507)	(687)	(16,450)	(19,644)
Government grants	11,101	13	707	11,821
Total operating costs and expenses	(785,700)	(193,031)	(149,035)	(1,127,766)
Income (loss) from operations	183,584	80,782	(132,078)	132,288

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	617,636	-	-	617,636
Recurring service fees	768,980	-	-	768,980
Performance-based income	184,048	-	-	184,048
Other service fees	144,101	-	79,340	223,441
Total revenues from others	1,714,765	-	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	-	63,809
Recurring service fees	463,314	682,121	-	1,145,435
Performance-based income	18,407	107,121	-	125,528
Total revenues from funds Gopher manages	495,674	839,098	-	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating costs and expenses:
Compensation and benefits
Relationship managers	(460,237)	(36,910)	-	(497,147)
Others	(619,397)	(285,101)	(40,237)	(944,735)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government grants	89,223	39,120	1,178	129,521
Total operating costs and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	1,130,653	241	-	1,130,894
Recurring service fees	912,506	1,194	-	913,700
Performance-based income	391,903	-	-	391,903
Other service fees	92,352	1,390	68,240	161,982
Total revenues from others	2,527,414	2,825	68,240	2,598,479
Revenues from funds Gopher manages
One-time commissions	50,247	90,275	-	140,522
Recurring service fees	557,094	638,215	-	1,195,309
Performance-based income	77,218	315,072	-	392,290
Total revenues from funds Gopher manages	684,559	1,043,562	-	1,728,121
Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)
Net revenues	3,194,897	1,041,464	56,733	4,293,094
Operating costs and expenses:
Compensation and benefits
Relationship managers	(900,921)	(19,975)	-	(920,896)
Others	(753,368)	(430,059)	(64,557)	(1,247,984)
Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government grants	65,368	37,905	12,666	115,939
Total operating costs and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)
Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	442,208	147,301	12,625	602,134
Hong Kong	182,111	54,976	-	237,087
Others	25,191	22,030	-	47,221
Total revenues	649,510	224,307	12,625	886,442

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	849,846	205,797	21,482	1,077,125
Hong Kong	116,154	57,337	-	173,491
Others	9,642	12,175	-	21,817
Total revenues	975,642	275,309	21,482	1,272,433

Noah Holdings Limited

Supplement Revenue Information by Geography

(Audited)

	Twelve months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	-	591,936
Others	153,137	83,284	-	236,421
Total revenues	2,210,439	839,098	79,340	3,128,877

Noah Holdings Limited

Supplement Revenue Information by Geography

(Audited)

	Twelve months ended December 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	-	869,723
Others	102,810	38,048	-	140,858
Total revenues	3,211,973	1,046,387	68,240	4,326,600

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	281,312	139,909	(50.3)%
Adjustment for share-based compensation	12,435	12,316	(1.0)%
Add: settlement expense reversal	(719)	-	N.A.
Less: tax effect of adjustments	3,421	3,066	(10.4)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	289,607	149,159	(48.5)%

Net margin attributable to Noah shareholders	22.3%	15.9%
Non-GAAP net margin attributable to Noah shareholders	23.0%	16.9%

Net income attributable to Noah shareholders per ADS, diluted	4.16	2.01	(51.7)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.28	2.14	(50.0)%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31	December 31
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	1,314,131	976,571	(25.7)%
Adjustment for share-based compensation	51,036	42,300	(17.1)%
Add: settlement expense	19,908	-	N.A.
Less: tax effect of adjustments	12,374	10,279	(16.9)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	1,372,701	1,008,592	(26.5)%

Net margin attributable to Noah shareholders	30.6%	31.5%
Non-GAAP net margin attributable to Noah shareholders	32.0%	32.5%

Net income attributable to Noah shareholders per ADS, diluted	19.45	14.28	(26.6)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	20.32	14.75	(27.4)%